Exhibit 99.1

TO:	All Employees with Outstanding Fairchild Stock Options
FROM:	Kevin London, SVP of Corporate HR
DATE:	May 28, 2009
RE:	Update on the Launch of the Fairchild Stock Option Exchange Program

Earlier this month, Mark Thompson sent you an email communication announcing that our stockholders had approved our proposed stock option exchange program on May 6, 2009. Our tentative plans are to launch the Fairchild Option Exchange Program to eligible employees on June 9, 2009. This option exchange program will give eligible employees a one-time opportunity to exchange, at set ratios, certain underwater options for restricted stock units, or RSUs.

The Fairchild Option Exchange Program will be a voluntary program – eligible employees will make their own choice whether or not to participate. This option exchange program will allow eligible employees to make elections for 20 business days. The offer is currently scheduled to expire at 11:59pm ET on July 7, 2009. Option exchanges are governed by United States Securities and Exchange Commission (SEC) and New York Stock Exchange regulations. For legal compliance, there will be no exceptions to the participation deadline.

We have partnered with BNY Mellon Shareowner Services (BNY Mellon) to help administer Fairchild’s Option Exchange Program. BNY Mellon will be responsible for the day-to-day management of our Option Exchange Program, including the program launch emails with participant pin numbers, the participant website, US and international customer service phone lines, participation deadline reminder emails and participation confirmation emails.

If you are eligible to participate in the Fairchild Option Exchange Program, you will receive an email on the program launch date, tentatively scheduled for June 9, 2009. This program launch email will contain instructions on how to access the Fairchild Option Exchange Website. You should carefully read the information provided to you on the Fairchild Option Exchange Website, and you are encouraged to consult your own outside tax, financial and legal advisors before you make any decision about participating in this Option Exchange Offer. No one from Fairchild Semiconductor International, Inc., BNY Mellon or any other entity is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

Until we finalize the launch date and begin the exchange, there’s nothing you need to do. However, I do encourage you to review the details of the proposed option exchange program in our definitive proxy statement, which can be found at http://investor.fairchildsemi.com. In addition, we have included some basic information in a Q&A format below for your reference.

Stock Option Exchange Program Q&A

What is the Stock Option Exchange Program?

In the Stock Option Exchange Program, we are offering a voluntary opportunity for eligible employees to exchange eligible options for restricted stock units (“RSUs”). The number of RSUs an eligible employee will receive in exchange for an eligible option grant will be determined by the exchange ratio applicable to that option. RSUs will be subject to a new vesting schedule, even if the options tendered currently are fully vested.

Participation in this offer is voluntary, and there are no penalties for electing not to participate. If you choose not to participate in the offer, you will not receive the RSUs described in this offer, and your outstanding options will remain outstanding in accordance with their current terms and conditions.

What does it mean to “tender” my options?

When we refer to you tendering your options, we mean that you have agreed to exchange your options for new RSUs based on the terms and subject to the conditions set forth in the Offer to Exchange. At the conclusion of the offer, subject to the satisfaction of the conditions in the offer, we intend to accept for exchange all options that have been properly tendered.

What is a Stock Option?

A stock option is the right to purchase shares of stock at a specified price, regardless of the actual market price of the stock at the time the option is exercised. Typically, the specified purchase, or “exercise” price, is the market price of a share of our common stock on the date the option is granted. Due to subsequent stock price fluctuations, at any given time following the grant of the option, the prevailing market price of the stock may be greater than, equal to or less than, the specified exercise price of the option. When the market price is greater than the exercise price of the option (otherwise known as an option being “in-the-money”), the option holder receives value from exercising the option, because he or she is able to buy the stock underlying the option at less than its prevailing market price. The holder of an option to purchase stock at an exercise price that is equal to or greater than the prevailing market price (otherwise known as an option being “out-of-the-money” or “underwater”) generally would not exercise the stock option.

What are RSUs?

“RSUs” refers to the restricted stock units issued pursuant to this offer that replace your exchanged options. RSUs are promises by Fairchild to issue shares of its common stock in the future provided the vesting criteria are satisfied. RSUs granted in connection with this offer will be granted on the RSU grant date pursuant to the Fairchild Semiconductor 2007 Stock Plan (the “Plan”) and subject to the terms and conditions of a RSU award agreement between you and the Company (a “RSU award agreement”). An important difference between a RSU and a stock option is that the value of the RSU reflects the value of a full share of stock, whereas the value of an option reflects only the difference between the exercise price and the value of a share. Although the intrinsic value of a RSU goes up and down with the stock price, a RSU can never be “underwater” the way an option can.

When will my RSUs vest?

The RSUs are subject to a new vesting schedule and are completely unvested on the date of grant, regardless of whether the options you surrender in exchange for them are partially or wholly vested. The RSUs will be granted promptly following the expiration of the offer. We expect the RSU grant date to be the same U.S. calendar date as the expiration date and the date when exchanged options will be cancelled (the “cancellation date”). Each new RSU grant vests in 25% increments on the first four anniversaries of the RSU grant date, provided the recipient remains employed by us on the vesting dates. As a result, eligible employees must continue their employment with us in order to realize any benefit from the new RSUs. We are obligated to deliver shares of our common stock to participants upon vesting. New RSUs that are not vested at termination of employment will be forfeited at termination.

Who is eligible to participate in the Stock Option Exchange Program?

The persons who are eligible to participate in the Stock Option Exchange Program (“eligible employees”) are all employees worldwide who hold eligible options and who remain employees of Fairchild or one of its subsidiaries through the date of grant for the RSUs (the “RSU grant date”), except for:

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•	executive officers and directors;

•	former employees; and

•	retirees.

When will the Stock Option Exchange Program begin?

The tentative date for the launch of the Fairchild option exchange program is June 9, 2009.

Which Stock Options are eligible for exchange?

Only options with per-share exercise prices greater than the highest trading price of our common stock in the 52 weeks prior to the start of the exchange will be eligible for exchange. Therefore, eligible options will be determined when we begin the exchange. As of today, we anticipate that outstanding stock options with grant prices above $14.37 will be eligible for exchange.

How long will eligible employees have to exchange eligible Stock Options?

Once the exchange program begins, eligible employees will have 20 business days to exchange their options – or until 11:59pm ET on July 7, 2009. Option exchanges are governed by the SEC and New York Stock Exchange regulations. For legal compliance, there will be no exceptions to the participation deadline.

Why is the Company making this offer?

We are making this offer to improve the retention and incentive benefits of our equity awards. Our equity award program is intended to attract, retain and motivate key employees. Options constitute a major component of employees’ total equity award holdings throughout the company, and thus serve as an important retention incentive to the extent option exercise prices are lower than market prices. Our stock price declined significantly in the second half of 2008 and remains at historically low levels as a result of the recent global economic downturn and the resulting deterioration in the stock price of technology companies in general and of semiconductor companies such as Fairchild in particular. As a result, the retention value of outstanding stock options has been significantly undermined. As of the end of 2008, virtually all of our outstanding stock options were “underwater,” meaning their exercise prices were higher than the market value of our common stock. We also expect the offer to significantly reduce “overhang” – the dilution to stockholders’ ownership represented by outstanding and unexercised stock options and other stock-based awards.

The employees whom we expect to participate in the program are an important resource and are critical to our future growth. Our objective is to provide employees with new RSUs with a value, in the aggregate, substantially equivalent to the value of the exchanged underwater options, determined using the lattice-based binomial model. Additionally, the new RSUs have a new four-year vesting schedule, requiring employees to continue their employment with us in order to realize the benefit from the new awards.

What should I do?

Right now, there’s nothing you need to do. Once we finalize a date to begin the exchange, eligible employees will receive detailed information, providing you with everything you need to know to make a decision that’s best for you.

Key Legal Disclosure:

The option exchange described in this notice has not yet commenced. Fairchild will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the option exchange program. Persons who are eligible to participate in the option exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange program.

Option holders will be able to obtain the written materials described above and other documents filed by Fairchild with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, option holders may obtain free copies of the documents filed by Fairchild with the SEC by visiting Fairchild’s investor relations website at http://investor.fairchildsemi.com and clicking on “SEC Filings.”

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